FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 20, 2005
Commission File Number 001-14804

OAO TATNEFT
(also known as TATNEFT)

 (name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X. . .  Form . . . . 40-F . . . . . . . .

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): . . . . . . . . .

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): . . . . . . . . .

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . . No . . .X. . . .

June 20, 2005

On June 18, 2005, OAO Tatneft issued the following press release:

PRESS RELEASE

OAO Tatneft announces completion of the investigation by Kennedys and expectations regarding filing of its Annual Report on Form 20-F for 2003 with the U.S. Securities and Exchange Commission

Almetyevsk, 18 June 2005

OAO Tatneft (NYSE: TNT) announces today the completion of the investigation, conducted by Kennedys, a U.K. law firm, at the request of the Audit Committee of the Company’s Board of Directors, into certain transactions identified by the Company’s external auditors.

The investigation was initiated in June 2004 when the Company’s auditors identified certain transactions, including loans and other transfers by Tatneft group companies, the nature and business purposes of which were not immediately apparent. The auditors consequently advised the Company’s Audit Committee to retain independent counsel to conduct an investigation of the transactions.

Based on the documentation, information and evidence obtained by Kennedys in the course of its investigation, no evidence of fraud was found. Based on the results of its investigation, Kennedys concluded that the proceeds of certain of those transactions were used to purchase Company shares for the purpose of a future share incentive program (which has not yet been developed), and that the remainder represented loans. However, it also found that the Company’s control environment (including its maintenance of books and records under U.S. GAAP and internal controls) was inadequate under the applicable requirements of the U.S. securities laws. Accordingly, the Company has taken, or has agreed to take, certain measures aimed at improving its books and records and internal controls and to prevent the recurrence of transactions whose nature and business purposes are not readily apparent. These include, inter alia: implementation of more stringent procedures with respect to origination, documentation and authorization of transactions; development of procedures to require the approval of certain transactions by the Company’s Board of Directors even when such approval is not required under Russian law; strengthening of the Company’s financial management and reporting functions by creating a new department responsible for the preparation of the Company’s financial statements under U.S. GAAP and hiring additional qualified staff to join this department; and appointment of a senior executive experienced in the area of financial reporting under U.S. GAAP to become the Company’s Chief Financial Officer, whose responsibilities will include management of and oversight over the preparation of the Company’s U.S. GAAP financial statements. The Company’s Board of Directors also approved and implemented certain remedial actions with respect to the Company’s officers involved in the transactions reviewed by Kennedys.

OAO Tatneft also has obtained an extension from the New York Stock Exchange (“NYSE”) for the filing of the Company’s Annual Report on Form 20-F for 2003. Under current NYSE policy, if an Annual Report on Form 20-F is not filed with the U.S. Securities and Exchange Commission (the “SEC”) within nine months after the extended deadline provided by the

SEC’s Rule 12b-25 (i.e., by April 15, 2005, in the case of the Company’s Annual Report on Form 20-F for 2003), the NYSE considers in its sole discretion whether to permit trading to continue for up to another three months or whether to commence suspension and delisting proceedings. On April 14, 2005, the NYSE reviewed the Company’s status under this policy and granted an extension of three months (until July 15, 2005) for the filing of the Company’s Annual Report on Form 20-F for 2003.

The completion of the investigation by Kennedys was also necessary for the completion of the audit of the Company’s 2003 financial statements prepared under U.S. GAAP. The Company expects that the audit of the 2003 financial statements will be completed, and that its Annual Report on Form 20-F for 2003 will be filed with the SEC, within the three-month extension period granted by the NYSE. The Company will release its unaudited U.S. GAAP financial statements for the first half of 2004 at the same time.

Press-service of OAO Tatneft

Forward-looking statements: This press release contains certain forward-looking statements of OAO Tatneft. OAO Tatneft can give no assurance that any of the events mentioned in such statements will occur, or as to the precise timing of their occurrence.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT

By:	/s/ Vladimir P. Lavushchenko

Name: Vladimir P. Lavushchenko
Title: Deputy General Director for Economics,
Chairman of Disclosure Committee

Date: June 20, 2005